Exhibit 12.1
Statement of Computation of Ratios

						Three Months
	Year Ended December 31,					Ended March 31,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Net loss	$(38,487)	$(46,410)	$(26,411)	$(37,227)	$(14,443)	$(4,165)
Add: Fixed charges	54	268	413	3,130	287	7
Less: Capitalized interest	—	—	—	—	—	—

Total earnings	$(38,433)	$(46,142)	$(25,998)	$(34,097)	$(14,156)	$(4,158)

Fixed Charges:
Interest expensed and capitalized	—	—	—	2,610	259	—
Estimated interest component of rent expenses	54	268	413	520	28	7

Total fixed charges	54	268	413	3,130	287	7

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by $38.5 million, $46.4 million, $26.4 million, $37.2 million, $14.4 million and $4.2 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, and the three months ended March 31, 2010, respectively.